EXHIBIT 99.1

Just Energy Group Inc. Announces Renewal of Its Normal Course Issuer Bid for Its Common Shares and Initiation of a Normal Course Issuer Bid for Its 6.75% Convertible Unsecured Senior Subordinated Debentures Due December 2021

TORONTO, March 15, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”) (TSX:JE) (NYSE:JE), announced today that it has received TSX approval to initiate a normal course issuer bid (“NCIBs”) for (i) its 6.75 % convertible unsecured senior subordinated debentures due December 31, 2021 (the “Debentures”) (TSX:JE.DB.C); and renewal of its NCIB for common shares (the “Common Shares”) (TSX:JE) (NYSE:JE) expiring March 16, 2018.

All Debentures and all Common Shares purchased under each of the above referenced NCIBs will be cancelled. The following table indicates the principal amount of the Debentures and number of Common Shares that were outstanding at close of trading February 28, 2018 and that may be purchased during the year starting March 19, 2018 and ending March 15, 2019.

Under each NCIB, Just Energy may purchase Debentures and Common Shares representing 10% of the outstanding public float at the close of business February 28, 2018, up to the following limits:

Outstanding - Close of Trading - February 28, 2018	Limit on Purchases Between March 19, 2018 to March 15, 2019 (Principal Amount)
	Total Limit (1)	Daily Limit (2) (3)
(a) $6.75% $160,000,000 Debentures	$16,000,000	$38,565
(b) 148,346,420 Common Shares	9,733,847	115,449

Notes:

  Represents 10% of the public float at February 28, 2018.
  The average daily trading volume (“ADTV”) for the 6.75% Debentures was $154,260 at February 28, 2018.
  The ADTV for the Common Shares was 461,797 at February 28, 2018.

In addition to providing shareholder liquidity, Just Energy believes that its Common Shares trade in a price range which does not adequately reflect the value of such Common Shares in relation to Just Energy’s business and its current annual $0.50 dividend per Common Share, and accordingly, Just Energy’s future business prospects.  As a result, depending upon future price movements and other factors, Just Energy believes that Just Energy’s Common Shares represent an attractive investment. In addition to providing Debenture holder liquidity, Just Energy believes that the Debentures may trade in a price range which does not adequately reflect the value of such Debentures in relation to Just Energy’s business, and accordingly Just Energy’s future business prospects.  As a result, depending upon future price movements and other factors, Just Energy believes that Just Energy’s Debentures represent an attractive investment and will enable Just Energy to continue to deleverage its balance sheet.

Just Energy intends to commence each of the NCIBs on March 19, 2018.  Each of the NCIBs will expire on March 15, 2019 or such earlier date as Just Energy completes its purchases pursuant to each NCIB.  All purchases made under each NCIB will be made through the facilities of the TSX, the New York Stock Exchange (only in respect of the Common Shares) or alternative trading systems, if eligible, in accordance with the rules of the TSX and applicable securities laws, at market prices prevailing at the time of purchase (plus brokerage fees).  The actual amount of Debentures and Common Shares that may be purchased under each NCIB is subject to, and cannot exceed the limits referred to above. The timing of such purchases will be determined by Just Energy.

Pursuant to a previous notice of intention to conduct a normal course issuer bid, under which Just Energy sought and received approval from the TSX to purchase up to 9,655,649 Common Shares for the period from March 17, 2017 to March 16, 2018, Just Energy purchased, as of March 14, 2017, 1,667,827 Common Shares on the open market at an average purchase price of $7.10 per Common Share.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause purchases under the NCIBs to not occur or occur at a slower rate. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com